SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Western Gas Partners, LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
958254-10-4
(CUSIP Number)
Amanda M. McMillian
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
(832) 636-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 29, 2010
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	958254-10-4	13D/A	Page	2	of	10

1	NAME OF REPORTING PERSONS Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,254,435 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

9,254,435 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,254,435 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.0%

14	TYPE OF REPORTING PERSON*

HC; CO

*	Anadarko Petroleum Corporation may also be deemed to beneficially own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, as amended, which is incorporated herein by reference.

CUSIP No.	958254-10-4	13D/A	Page	3	of	10

1	NAME OF REPORTING PERSONS Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,254,435 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

9,254,435 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,254,435 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.0%

14	TYPE OF REPORTING PERSON*

HC; CO

*	Western Gas Resources, Inc. may also be deemed to beneficially own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, as amended, which is incorporated herein by reference.

CUSIP No.	958254-10-4	13D/A	Page	4	of	10

1	NAME OF REPORTING PERSONS WGR Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		9,254,435 common units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

9,254,435 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,254,435 common units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.0%

14	TYPE OF REPORTING PERSON*

HC; OO — limited liability company

*	WGR Holdings, LLC may also be deemed to beneficially own 26,536,306 subordinated units representing limited partner interests in Western Gas Partners, LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP, as amended, which is incorporated herein by reference.

CUSIP No.	958254-10-4	13D/A	Page	5	of	10

1	NAME OF REPORTING PERSONS Western Gas Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON*

	OO — limited liability company

*	Western Gas Holdings, LLC, the sole general partner of Western Gas Partners, LP, owns 1,296,570 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Western Gas Partners, LP.

AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 to Schedule 13D further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission on May 23, 2008 (as amended prior to this Amendment No. 4, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Gas Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Statement filed as Exhibit D to the Schedule 13D. This Amendment is being filed to disclose the change in beneficial ownership of the common units by the Reporting Persons resulting from the issuance of 620,689 common units from the Issuer to WGR Holdings (as defined below) on January 29, 2010, pursuant to the Granger Contribution Agreement (as defined below).
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated in its entirety as follows:
     The Issuer was formed in August 2007 as a Delaware limited partnership to indirectly own, operate, acquire and develop midstream energy assets that were previously indirectly owned and operated by Anadarko.
     On May 14, 2008, the Issuer closed its initial public offering of 18,750,000 common units representing limited partner interests in the Issuer. In connection with that closing, the Issuer closed the transactions contemplated by the Contribution, Conveyance and Assumption Agreement dated May 14, 2008 (the “IPO Contribution Agreement”), among the Issuer, Western Gas Holdings, LLC, a Delaware limited liability company (the “General Partner”), WGR Holdings, LLC, a Delaware limited liability company (“WGR Holdings”), WGR Asset Holding Company LLC, a Delaware limited liability company ( “Asset HoldCo” ), Anadarko Petroleum Corporation, a Delaware corporation (“Anadarko”), Western Gas Operating, LLC, a Delaware limited liability company ( “Operating GP” ), and WGR Operating, LP, a Delaware limited partnership (“OLP”). Pursuant to the IPO Contribution Agreement:
•	the Issuer received 100% of the interests in Anadarko Gathering Company, LLC, Pinnacle Gas Treating LLC and MIGC LLC to OLP;

•	the Issuer issued 1,083,115 general partner units and incentive distribution rights to the General Partner; and

•	the Issuer issued 4,973,806 common units and 26,536,306 subordinated units to WGR Holdings.
     Upon the termination of the subordination period as set forth in the Issuer’s First Amended and Restated Agreement of Limited Partnership (as amended from time to time, the “Partnership Agreement” ), the subordinated units are convertible into common units on a one-for-one basis.
     In connection with the Offering and the IPO Contribution Agreement, on June 11, 2008, the Issuer issued an additional 2,060,875 common units to the public pursuant to the partial exercise of the underwriters’ over-allotment option and 751,625 common units to WGR Holdings.
     On December 19, 2008, the Issuer closed the transactions contemplated by the Contribution Agreement, dated November 11, 2008 (the “Powder River Contribution Agreement”), among Western Gas Resources, Inc. (“WGR”), Asset HoldCo, WGR Holdings, the General Partner (together with WGR, Asset HoldCo and WGR Holdings, the “Powder River Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Powder River Contribution Agreement:

•	a subsidiary of the Issuer received certain midstream assets from the Powder River Contributing Parties;

•	the Issuer paid the Powder River Contributing Parties $175,000,000 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated December 19, 2008); and

•	the Issuer issued 2,556,891 common units to WGR Holdings.
     Concurrent with such closing, the General Partner received 52,181 additional general partner units in the Issuer after contributing its 2% undivided interest in the midstream assets, thereby maintaining its 2% general partner interest in the Issuer.
     On July 22, 2009, the Issuer closed the transactions contemplated by the Contribution Agreement dated July 10, 2009 (the “Chipeta Contribution Agreement”), among WGR, Asset HoldCo, Anadarko Uintah Midstream, LLC (“AUM”), WGR Holdings, the General Partner, WES GP, Inc. (“WES GP” and, together with the General Partner, WGR, Asset HoldCo, WGR Holdings and AUM, the “Chipeta Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Chipeta Contribution Agreement:
•	a subsidiary of the Issuer received certain midstream assets from the Chipeta Contributing Parties;

•	the Issuer paid the Chipeta Contributing Parties $101,450,500 in cash consideration (which it borrowed from Anadarko pursuant to a Term Loan Agreement dated July 22, 2008);

•	the Issuer issued 351,424 common units to WGR Holdings; and

•	the Issuer issued 7,172 general partner units to the General Partner.
     On January 29, 2010, the Issuer closed the transactions contemplated by the Contribution Agreement dated January 29, 2010 (the “Granger Contribution Agreement”), among WGR, Asset HoldCo, Mountain Gas Resources (“MGR”), WGR Holdings, the General Partner, WES GP, Inc. (“WES GP” and, together with the General Partner, WGR, Asset HoldCo, WGR Holdings and MGR, the “Granger Contributing Parties”), the Issuer, Operating GP and OLP. Pursuant to the Granger Contribution Agreement:
•	a subsidiary of the Issuer received certain midstream assets from the Granger Contributing Parties;

•	the Issuer paid the Granger Contributing Parties $241,680,000 in cash consideration ($210 million of which was borrowed under the Issuer’s revolving credit facility, and the remainder of which was cash on hand);

•	the Issuer issued 620,689 common units to WGR Holdings; and

•	the Issuer issued 12,667 general partner units to the General Partner.
Item 5. Interest in Securities of the Issuer
     Item 5(a) and (b) of Schedule 13D are hereby amended and restated in their entirety to read as follows:
     (a) (1) WGR Holdings is the record and beneficial owner of 9,254,435 common units, which based on there being 36,995,614 common units outstanding as of January 29, 2010, represents 25.0% of the outstanding common units. WGR Holdings also is the record owner of 26,536,306 subordinated units, which represent all of the outstanding subordinated units as of July 22, 2009. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. WGR Holdings, as the 99% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,296,570 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (2) Anadarko, as the indirect 100% owner of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 9,254,435 common units held of record by WGR Holdings, which based on there being 36,995,614 common units outstanding as of January 29, 2010, represents 25.0% of the outstanding common units. Anadarko, as the indirect 100% owner of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 26,536,306 subordinated units held of record by WGR Holdings, which represent all of the outstanding subordinated units as of July 22, 2009. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. Anadarko, as the indirect 100% owner of the General Partner, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,296,570 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (3) WGR, as the sole member of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the 9,254,435 common units held of record by WGR Holdings, which based on there being 36,995,614 common units outstanding as of January 29, 2010, represents 25.0% of the outstanding common units. WGR, as the sole member of WGR Holdings, may, pursuant to Rule 13d-3, be deemed to beneficially own the aggregate 26,536,306 subordinated units held of record by WGR Holdings, which represent all of the outstanding subordinated units as of July 22, 2009. The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. WGR, as the sole member of WGR Holdings, may also, pursuant to Rule 13d-3, be deemed to beneficially own the 1,296,570 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer held by the General Partner.
          (4) The General Partner, as the sole general partner of the Issuer, does not beneficially own any common units of the Issuer. However, the General Partner does own 1,296,570 general partner units and the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (5) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of Schedule 13D is hereby amended to add the following language as the last paragraph under the heading “Cash Distributions”:
     In connection with the consummation of the transactions contemplated by the Granger Contribution Agreement, the Issuer amended the Partnership Agreement to permit the Issuer to make a special one-time cash distribution to WGR Holdings (without a corresponding distribution to the General Partner or the limited partners of the Issuer) in an amount equal to the cash consideration required to be paid by the Issuer under the Granger Contribution Agreement.

     The last paragraph of Item 6 is hereby amended and restated in its entirety to read as follows:
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to (1) the First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008, (2) Amendment No. 1 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008, (3) Amendment No. 2 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009, (4) Amendment No. 3 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009, and (5) Amendment No. 4 thereto filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010, each of which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008, which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits

Exhibit A
First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); and Amendment No. 4 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit B
Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); and Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit C	First Amended and Restated Limited Liability Company Agreement of Western Gas

Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-84028) filed with the Commission on May 23, 2008 and incorporated herein in its entirety by reference).

Exhibit E
Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G
Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I
Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit J
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010	ANADARKO PETROLEUM CORPORATION
	By:	/s/ R.A. Walker
		Name:	R.A. Walker
		Its:	Chief Operating Officer

WESTERN GAS RESOURCES, INC.
	By:	/s/ R.A. Walker
		Name:	R.A. Walker
		Its:	President

WGR HOLDINGS, LLC
	By:	/s/ R.A. Walker
		Name:	R.A. Walker
		Its:	President

WESTERN GAS HOLDINGS, LLC
	By:	/s/ Donald R. Sinclair
		Name:	Donald R. Sinclair
		Its:	President and Chief Executive Officer

Schedule 1
Executive Officers of Anadarko Petroleum Corporation
James T. Hackett
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President, Chief Executive Officer, and Chairman of the Board
Citizenship: USA
Amount Beneficially Owned: 15,100 (less than 1%)
R. A. Walker
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chief Operating Officer
Citizenship: USA
Amount Beneficially Owned: 6,000 (less than 1%)
Charles A. Meloy
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President, Worldwide Operations
Citizenship: USA
Amount Beneficially Owned: 3,000 (less than 1%)
Robert K. Reeves
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President, General Counsel, and Chief Administrative Officer
Citizenship: USA
Amount Beneficially Owned: 9,000 (less than 1%)
Robert G. Gwin
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 10,000
Directors of Anadarko Petroleum Corporation
John R. Butler, Jr.
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman of J. R. Butler and Company, a reservoir engineering company
Citizenship: USA
Amount Beneficially Owned: 3,000 (less than 1%)
Luke R. Corbett
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
John R. Gordon
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm
Citizenship: USA
Amount Beneficially Owned: 0

Preston M. Geren III
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0
Robert J. Allison, Jr.
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman Emeritus of the Board
Citizenship: USA
Amount Beneficially Owned: 0
Peter J. Fluor
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman and CEO of Texas Crude Energy, Inc., a private, independent oil and gas exploration company
Citizenship: USA
Amount Beneficially Owned: 24,200 (less than 1%)
Paula Rosput Reynolds
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President and CEO of Safeco Corporation, a property and casualty insurance company
Citizenship: USA
Amount Beneficially Owned: 12,100 (less than 1%)
H. Paulett Eberhart
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President and Chief Executive Officer of Invensys Process Systems, a
process automation company
Citizenship: USA
Amount Beneficially Owned: 1,000 (less than 1%)
James T. Hackett
(See above)
Executive Officers of Western Gas Resources, Inc.
Robert G. Gwin
(See above)
Robert K. Reeves
(See above)
R. A. Walker
(See above)

Directors of Western Gas Resources, Inc.
R. A. Walker
(See above)
Robert K. Reeves
(See above)
Charles A. Meloy
(See above)
Executive Officers of WGR Holdings, LLC
Robert G. Gwin
(See above)
Robert K. Reeves
(See above)
Danny J. Rea
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 7,500 (less than 1%)
R. A. Walker
(See above)
Directors of WGR Holdings, LLC
Robert G. Gwin
(See above)
Danny J. Rea
(See above)
Robert K. Reeves
(See above)
Executive Officers of Western Gas Holdings, LLC
Donald R. Sinclair
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 54,945 (less than 1%)
Benjamin M. Fink
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Senior Vice President, Chief Financial Officer, and Chief Accounting
Officer
Citizenship: USA
Amount Beneficially Owned: 540 (less than 1%)
Danny J. Rea
(See above)
R. A. Walker
(See above)

Directors of Western Gas Holdings, LLC
Robert G. Gwin
(See above)
Donald R. Sinclair
(See above)
R. A. Walker
(See above)
Milton Carroll
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman of CenterPoint Energy, Inc., an energy company
Citizenship: USA
Amount Beneficially Owned: 7,000 (less than 1%)
Anthony R. Chase
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Professor of Law at the University of Houston, a law school
Citizenship: USA
Amount Beneficially Owned: 22,776 (less than 1%)
James R. Crane
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: Chairman and Chief Executive of Crane Capital Group, a private equity investment firm
Citizenship: USA
Amount Beneficially Owned: 315,582 (less than 1%)
Robert K. Reeves
(See above)
David J. Tudor
Address: c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands,
Texas 77380-1046
Principal Occupation: President and Chief Executive Officer of ACES Power Marketing, a
commodity risk management company
Citizenship: USA
Amount Beneficially Owned: 1,500 (less than 1%)
Charles A. Meloy
(See above)

EXHIBIT INDEX

Exhibit A
First Amended and Restated Agreement of Limited Partnership of Western Gas Partners, LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on April 15, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); and Amendment No. 4 thereto (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit B
Omnibus Agreement among Western Gas Partners, LP, Western Gas Holdings, LLC and Anadarko Petroleum Corporation (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference); Amendment No. 1 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference); Amendment No. 2 thereto (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference); Amendment No. 3 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on January 7, 2010 and incorporated herein in its entirety by reference); and Amendment No. 4 thereto (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).

Exhibit C
First Amended and Restated Limited Liability Company Agreement of Western Gas Holdings, LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit D	Joint Filing Statement (attached as Exhibit D to the Schedule 13D (File No. 005-84028) filed with the Commission on May 23, 2008 and incorporated herein in its entirety by reference).

Exhibit E
Contribution, Conveyance and Assumption Agreement by and among Western Gas Partners, LP, Western Gas Holdings, LLC, Anadarko Petroleum Corporation, WGR Holdings, LLC, Western Gas Resources, Inc., WGR Asset Holding Company LLC, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.2 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on May 14, 2008 and incorporated herein in its entirety by reference).

Exhibit F
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on November 13, 2008 and incorporated herein in its entirety by reference).

Exhibit G
Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on December 23, 2008 and incorporated herein in its entirety by reference).

Exhibit H
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Anadarko Uintah Midstream, LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit I
Term Loan Agreement by and between Western Gas Partners, LP and Anadarko Petroleum Corporation (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on July 23, 2009 and incorporated herein in its entirety by reference).

Exhibit J
Contribution Agreement by and among Western Gas Resources, Inc., WGR Asset Holding Company LLC, Mountain Gas Resources LLC, WGR Holdings, LLC, Western Gas Holdings, LLC, WES GP, Inc., Western Gas Partners, LP, Western Gas Operating, LLC and WGR Operating, LP (attached as Exhibit 2.1 to the Issuer’s current report on Form 8-K (File No. 001-34046) filed with the Commission on February 3, 2010 and incorporated herein in its entirety by reference).